FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Directorate Changes

Further to the announcement made on 3 May 2012 regarding the appointment of Ms. Lynn Elsenhans and Ms. Jing Ulrich as Non-Executive Directors with effect from 1 July 2012, the Company confirms that there are no further disclosures to be made in accordance with Listing Rule 9.6.13R.

The Company lists below details of their interests in the American Depositary Shares of GlaxoSmithKline plc (GSK ADS):

Ms L Elsenhans and her connected person, Mr J W Elsenhans, jointly hold 1,000 GSK ADS.

Ms J Ulrich's connected person, Mr P Ulrich, holds 338 GSK ADS.

V A Whyte
Company Secretary

8 May 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 08, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc